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                           SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

                               (Amendment No. 2)



Filed by the Registrant [ ]
Filed by a Party other than the Registrant [x]
Check the appropriate box:
[x]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to (S) 240.14a-11(c) or (S) 240.14a-12

         Brauvin Income Plus L.P. III, a Delaware limited partnership
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               (Name of Registrant as Specified in its Charter)

                                 Janet Toolson
         ------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant) Payment of Filing Fee (Check the appropriate box)
[ ]  $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or
     Item 22(a)(2) of Schedule 14A.
[ ] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3)
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     1)   Title of each class of securities to which transaction applied:

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     2)   Aggregate number of securities to which transaction applies:

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     3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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     4)   Proposed maximum aggregate value of transaction:

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     5)   Total fee paid:

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[x]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously Paid:

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     2)   Form, Schedule or Registration Statement No.:

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     3)   Filing Party:

          ---------------------------------------------------------------------
     4)   Date Filed:

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                                 Ben O. Carroll
                     M. Barbara Christman and Joseph Forte
                                 Janet Toolson
                                John C. Archbold
                               c/o The Mills Firm
                              300 Drake's Landing
                                   Suite 155
                          Greenbrae, California 94904


                                November __, 1996


     Re: Brauvin High Yield Fund L.P. (Ben O. Carroll, representative) Brauvin High Yield Fund L.P. II (M. Barbara Christman and Joseph Forte, representatives)
            Brauvin Income Plus L.P. III (Janet Toolson, representative) Brauvin Corporate Lease Program IV L.P. (John C. Archbold, representative)

Dear Limited Partner:

     There have been many favorable developments in the efforts to protect your investment:

     .      We requested a list of all investors in the above partnerships from the general partner. The general partner refused to provide the list. We commenced an action in U.S. District Court in Chicago and the Court held that the general partner's refusal to provide the information was unlawful, and ordered the general partner to produce the list.

     .      The Court postponed the September 24, 1996 partnership meetings so that the limited partners could be contacted about the proposed transactions.

     .      The Court certified this case as a class action, and appointed The
Mills Firm as class counsel to represent the limited partner investors.

     .      Enough limited partners in each of the four partnerships revoked their earlier proxies in favor of the transaction to prevent approval of the general partner's proposals.

     .      The Court denied the general partner's requests to invalidate the limited partners' proxy revocations.

     .      The general partner requested the Seventh Circuit Court of Appeals to issue an injunction invalidating the revocations. The motion was denied.

     .      A motion has been filed to invalidate the proxies solicited by the general partner.
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     WHY WE ARE ACTING ON YOUR BEHALF

     As set forth in the accompanying Solicitation Statement, the bottom line is that we believe that the general partner is holding his interest ahead of the interest of the investors. The transaction devised by the general partner poses serious conflicts of interest and allows it to sell the partnerships' assets to an entity affiliated with the general partner for a price untested in the market. We are seeking to defeat this self-serving deal and to improve the amount of money that the limited partners will receive from a proper sale of the assets.

     THE REASONS WHY THE PROPOSED TRANSACTION IS UNFAIR TO YOU

     As pointed out in the attached materials, the general partner picked a price for the partnerships' assets without putting the properties for sale on the public market. The only support the general partner has offered in support of the "fairness" of his price is an appraisal from a single appraiser which he selected and paid. However, as stated by the independent general partners of each partnership, such appraisal is not a substitute for the market value as determined by the bidding of neutral third parties. The appraiser's claim that the price is "reasonable" does not mean that the price is the highest price which might be obtained in the marketplace.

     In short, we believe that the properties may not be sold for the best price. As pointed out in the attached materials, a neutral third party (who found out about this transaction by happenstance) has been trying unsuccessfully to purchase the portfolios of two of the partnerships for more money than the general partner's transaction. Under these circumstances, we believe that the general partner's proposed purchase of the assets is unfair and that he has breached his obligations to act in the best interests of the limited partners.

     THE GENERAL PARTNER'S OCTOBER 21 LETTER IS MISLEADING

     In order to further deflect attention from its own self-serving activities, the general partner's October 21 letter to you is intended to attack Class Counsel rather than defend the general partner's proposed transaction. The October 21 letter is misleading because the general partner has not told you that:

     1. The Court did not deny pending actions to stop the September 24 meetings. As pointed out in the attached materials, the Court delayed the meetings until October 9, 1996. Subsequent delays have been at the direction of the general partners. When The Mills Firm subsequently informed investors that about the lack of fairness of the proposed transaction, enough limited partners revoked their approval of the general partner's proposed transaction to stop the sale. In response, the general partner asked the Court to invalidate the revocations, but the Court refused.

     2. The Court has not decided that the transaction is fair. The general partner claims that the Court found that "the only evidence shown at this point in the pending lawsuit is that the transactions are probably fair." This claim is misleading. First, the general partner fails to disclose that, after the general partner put on two days of evidence in front of the Court, the
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Court informed the parties that it was planning to rule in favor of the investors. Once the Court informed us that it was going to rule in our favor, our counsel did not put forth evidence rebutting the general partner's evidence. The Court specifically remarked that its comments and rulings were made without hearing evidence against the general partners, and the Court stated:

          "There is a potential harm to the limited partners and to the class whatever way this turns out. The plaintiffs have come in and alleged that the transaction is basically unfair, that the proxy solicitation was misleading. I haven't heard evidence on any of those points. If they are right, obviously the class will be injured if the transaction goes through."

     The October 21 letter also states that the general partner has initiated a lawsuit against The Mills Firm for violation of securities laws to recover costs incurred by the general partner due to the September 27 letter and the delays caused thereby. While the Court commented that its September 27 Letter to the limited partners was out of compliance with Securities Exchange Commission regulations, we believe the oversight is cured by the attached materials. We believe the suit was brought solely in an effort to intimidate Class Counsel.

     WHAT YOU SHOULD DO TO PROTECT YOUR INVESTMENT

     As set forth in the attached materials, we do not believe the general partner's proposals are in the investors' best interests. If you have already revoked a "yes" vote in response to the September 27 Letter, we recommend you do nothing. If you have not voted at all, either vote "no" or do not vote (failure to vote is essentially a "no" vote).

     We hope that this letter and the attached materials has answered any concerns raised by the general partner's October 21 letter. Please read them carefully. If you have any further questions about these matters, please feel free to call Class Counsel at the above telephone number.

                                    Very truly yours,



                                    Ben O. Carroll, M. Barbara Christman,
                                    Joseph Forte, Janet Toolson and John C.
                                    Archbold